Kurv ETF Trust 485BPOS

Exhibit 99.(h)(4)

SCHEDULE A

TO THE

OPERATING EXPENSES LIMITATION AGREEMENT

DATED JUNE 14, 2024,

BETWEEN KURV ETF TRUST AND KURV INVESTMENT MANAGEMENT LLC

(THE “AGREEMENT”)

Fund	Operating Expense Limit	Effective Through Date
Kurv TaxOptimized U.S. Large Cap ETF	0.40% of the Fund’s average daily net assets	June 30, 2025
Kurv Enhanced Short Maturity ETF	0.35% of the Fund’s average daily net assets	June 30, 2025
Kurv Technology Titans Select ETF	0.79% of the Fund’s average daily net assets	July 31, 2025

The parties hereto agree to the terms of this Appendix A to the Agreement effective as of June 28, 2024.

KURV ETF TRUST

By:	/s/Howard Chan
Name: Howard Chan
Title: President, Principal Executive Officer, and Trustee

KURV INVESTMENT MANAGEMENT LLC

By:	/s/Howard Chan
Name: Howard Chan
Title: President